COMMUNIQUÉ DE PRESSE
POUR PUBLICATION IMMÉDIATE

Longueuil, le 1 er octobre 2004

CAMBIOR REÇOIT UN VISA POUR SON PROSPECTUS PROVISOIRE SIMPLIFIÉ

Cambior inc. annonce qu'elle a reçu un visa en date du 30 septembre 2004 pour son prospectus provisoire simplifié dans le cadre de l'émission sur une base de prise ferme de 90 millions $ Can précédemment annoncée le 28 septembre 2004. La clôture du placement est prévue le ou vers le 14 octobre 2004.

Les titres offerts ne sont pas enregistrés en vertu du U.S. Securities Act of 1933, tel qu'amendé, et ne peuvent être offerts ni vendus aux États-Unis en l'absence d'enregistrement ou des dispenses applicables d'enregistrement. Ce communiqué de presse ne peut constituer une offre de vente ou une sollicitation pour l'achat de valeurs mobilières à l'intérieur de tout État des États-Unis où une telle offre ou sollicitation serait contraire aux lois.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Le bon de souscription « CBJ.WT.C » est inscrit à la cote de la Bourse de Toronto.

CAMBIOR OBTAINS RECEIPT FOR ITS SHORT FORM PRELIMINARY PROSPECTUS

Cambior Inc. announces that it obtained a receipt dated September 30, 2004 for its short form preliminary prospectus in connection with the Cdn $ 90 million bought deal previously announced on September 28, 2004. The offering is scheduled to close on or about October 14, 2004.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.C" trades on the TSX.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

Pour renseignements additionnels, veuillez communiquer avec

CAMBIOR INC.
Robert LaVallière
Directeur - Relations avec les investisseurs
Tél : (450) 677-2699
Fax : (450) 677- 3382
E-mail: info@cambior.com     Internet: www.cambior.com
CP-2004-21